

May 4, 2021

Robert D. Reid
Chief Executive Officer
Supernova Partners Acquisition Company, Inc.
4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C. 20016

   Re: Supernova Partners Acquisition Company, Inc.
     Registration Statement on Form S-4
     Filed April 7, 2021
     File No. 333-255079

Dear Mr. Reid:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed April 7, 2021

Cover Page

1. Revise to limit the length of the cover page and reduce legalistic presentation of key information, including dense embedded lists. For example, revise the second paragraph to reduce the embedded lists and definitions, and clearly describe the dual class structure providing Mr. Bair's approximately 36% voting power despite holding only 5.4% of the common stock. Additionally, please quantify the aggregate purchase price and source of funds, including the PIPE investors. See Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

Comparative Per Share Data, page 35

2.   Please revise to include the information required by Item 3(f) of Form S-4 for both SPNV and Offerpad or tell us why you do not believe such information is required.

Risk Factors, page 38

3.   Please revise the first full risk factor on page 68 to also quantify the approximately $46 million of expenses identified in Note E on page 177.

Structure of the Transactions, page 81

4.   Please revise the diagram on page 82 to reflect the relative voting power as impacted by the Class B. Please also show the ownership assuming a significant amount of redemptions in addition to the assumption of no redemptions.

Background of the Transactions, page 98

5.   Please revise to clarify the term "active search" and clarify the timeline of the activities "[d]uring the search process," including the engagement with more than 65 potential targets, as they relate to the January 19, 2021 contact by a representative of J.P. Morgan.

6.   Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the term sheet and material terms of the business combination and ancillary agreements, such as the cash consideration to target equity holders, "Sponsor Earnout," high vote feature, registration rights agreement, and target private placement size. In this regard, we note it appears the SPNV IPO did not anticipate a high vote, dual class structure. Please explain who initiated the principal terms, amounts and features, how the amounts were determined, and describe how the total consideration and other features changed over the course of the negotiations until the parties arrived at the final agreement. Currently you reference "the key terms of the Transactions" and identify meetings where updates of certain terms were made, but you do not specify material changes to such terms and how they evolved into the terms considered and approved by the board.

7.   We note the discussion of prospective financial information and the statement on page 106 that "none of Offerpad, SPNV or any of their independent auditors express an opinion or any other form of assurance with respect thereto or the achievability thereof, and assume no responsibility for, and disclaim any association with, the prospective financial information." Please revise to clearly explain the purpose of the referenced disclosure and how it relates to you, and remove statements suggesting you are not responsible for the disclosure.

8.   Please revise to disclose the principal assumptions underlying the 5 bullet points on pages 105-106.

Interests of Certain Persons in the Business Combination, page 107

9.   With respect to securities held by the Sponsor, SPNV's officers and directors and affiliates, please revise here and on page 63 to quantify the return they would receive on their initial investment based on the current value as of the most recent practicable date. Please also quantify the reimbursement of out-of-pocket expenses as of the most recent practicable date if material, and address the compensation that may be received under the Sponsor Earnout provision.

US Federal Income Tax Considerations , page 129

10.   We note the statement that this "is a summary only." Please clarify whether the tax disclosure is intended to constitute the opinion of Simpson Thacher & Bartlett LLP or whether a separate long form tax opinion will be provided.

Information about Offerpad , page 147

11.   Please revise pages 151, 182-183 or where appropriate to expand on the nature of your existing markets and address the principal barriers to entering new markets. For example, it is unclear what "our target price range," "affordable median sales prices," "expanding the price points" and "lower price point markets" mean when you do not provide approximate quantification of the median home prices in your current operations. It is also unclear if barriers to entering new markets relate primarily to the availability of MSAs with sufficient homes for sale in your target range, local or state regulations relating to the purchase and sale of homes, availability of a skilled workforce, or otherwise.

12.   Please revise to further clarify how you incur expenses and generate revenues, and distinguish between sales of homes you acquire and sales by homeowners. For example, do you acquire the home regardless of how it is sold on your platform? Are Flex sales a significantly lower percentage of your total sales? How do buyer agents and "real estate agents for [your] brokerage business" factor into the Express and Flex processes? Do you receive a commission or fee for sales by home owners to third parties? Do you generate significant revenues from the "ancillary services"? Additionally, to put the "$7 billion of transaction value" in context, revise to explain and quantify the portion you receive as revenue from transactions and any other associated fees. Please also clarify the extent to which the fees, revenues or margins are materially different depending on the type of revenue stream.

Offerpad's Management's Discussion and Analysis , page 179

13.   We note the statements on page 184 regarding metrics deemed important in measuring business performance. We also note references to "average days to sale" on page 42 and "average inventory holding period" on page 183. Please revise the discussion of year to year results of operations to address material trends in the key performance measures used

by the company.

Non-GAAP Financial Measures, page 183

14.   We note that the net inventory impairment adjustment includes current period costs and prior period costs to arrive at adjusted gross profit. Please revise your disclosure for your adjusted gross profit measure to separately quantify the net inventory impairment adjustment amounts that relate to current period costs associated with homes that remain in inventory at period end and prior period costs associated with homes sold in the period presented.

General

15.   We note that J.P. Morgan Securities LLC and Jefferies LLC served as book-running managers of your IPO and will receive deferred underwriting commissions. On page 100 you disclose that J.P. Morgan and Jefferies will service as joint placement agents in connection with the PIPE Investment. Additionally, on page 63 you disclose that your experienced combined with your financial advisors, including Jefferies LLC, enabled you to perform the necessary analyses and make determinations regarding the transactions. Please revise to clearly describe the additional services that the underwriters provided you, the cost of those services and whether the services were conditioned on the completion of the business combination. Additionally, please consider adding a risk factor and other disclosure that discusses the conflict of interest that the underwriter may have had in providing such services given the deferred underwriting compensation.

Exhibits

16.   We note Inventory Financing on page 183 and the discussion of your reliance on credit facilities in Risk Factors. Please file the credit facilities used for inventory financing or advise us why they are not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related

Robert D. Reid
Supernova Partners Acquisition Company, Inc.
May 4, 2021
Page 5

matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction